B. Riley Securities, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

October 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Intrusion Inc. Registration Statement on Form S-l File No. 333-248398

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of Intrusion Inc.’s proposed public offering of its common stock, we hereby join Intrusion Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on Thursday, October 8, 2020, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that between October 5, 2020 and the date hereof, we have distributed approximately 487 copies of the Preliminary Prospectus, dated October 5, 2020 to prospective dealers, institutional investors, retail investors and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

B. RILEY SECURITIES, INC.

as Representative of the Underwriters

By: /s/ Jimmy Baker

Name: Jimmy Baker

Title:  Head of Capital Markets